Hi Caleb (and Brendan),

Happy Tuesday! Thanks for your patience while I've been a little "radio silent" as we lined things up. The bottleneck has been the documents (good old paperwork), but beyond that, things are coming along super well. I wanted to share a few updates, starting with the only one that has an action for you:

1. **Scheduling a call for next week:** Would you both be free next Mon 9/16, Tue 9/17, or Wed 9/18 to chat? I can do anything until about 7p PT and have a lot of flexibility those days. If you name a time, I can likely make it work.
2. **Pitch video is ready!** Excited to share this 4-minute video that we'll be using to promote the raise. Please keep it quiet for now, we're keeping it under wraps until we go live.
3. **Timeline for your investment:** Right now, we're waiting on our lawyers to provide the documents for your + Brendan's investments. I've been surprised it's taken the lawyers a while, but they said they should have drafts to us this week. Once we have them, I'll share them with you. To confirm, we're planning for your investment to be direct into Young Mountain Tea (YMT), not through the crowdfunding platform (WeFunder) so you will have direct ownership in YMT.
4. **Timeline for the WeFunder launch:** Trusting we get the docs this week, we're planning to soft launch next Wed 9/18 among folks who we know are going to invest through WeFunder (we have about $50k lined up for that), and then the main launch will be Tue 9/24.
5. **Valuation:** We are considering lowering the valuation from $5M to something in the $3-$4M range. This is driven by creating a more attractive opportunity (ie your investment will translate to more equity) and thinking about future fundraising rounds. We're having a call with our finance team to finalize this early next week.

In summary, we're getting very close to action time! Glad to have you on board, and excited for what comes next. If you have any thoughts/questions, please let me know, or we can chat through them on a call if you'd prefer.

Forward!